UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 001-36714

CUSIP NUMBER 47010C 607

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Jaguar Health, Inc.
Full Name of Registrant

Former Name if Applicable

200 Pine Street, Suite 400
Address of Principal Executive Office (Street and Number)

San Francisco, California, 94104
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Jaguar Health, Inc. (the “Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (the “Form 10-Q”). The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period, including, without limitation, the financial statements to be included therein, has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the Registrant. The Registrant undertakes the responsibility to file, and anticipates that it will file, the Form 10-Q no later than five days after its original prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Carol Lizak	415	896-2580
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* * *

Cautionary Note Regarding Forward-Looking Statements:

This notification on Form 12b-25 contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include words such as “anticipates,” “expects,” “believes,” “intends” or words of similar meaning or the negatives thereof. These forward-looking statements include, but are not necessarily limited to, statements about the Registrant’s results of operations to be reported in its quarterly report on Form 10-Q and the Registrant’s ability to file its quarterly report on Form 10-Q within the period prescribed under Rule 12b-25.

The forward-looking statements contained herein are subject to risks and uncertainties, many of which are beyond our control, including the possibility that we may discover previously unknown issues relating to our financial statements or internal control over financial reporting and such issues may result in additional changes in the results of operation that we presently expect to report, possible further delays in finalizing our quarterly report on Form 10-Q, including delays that extend beyond the 5-day period during which late filings are permitted, as well as other risks and uncertainties described in the reports that we file with the Securities and Exchange Commission. Any such result may cause volatility in our stock price, a loss of confidence in our management team and other potential negative effects on the Registrant. If one of these risks or uncertainties occurs, actual results or outcomes may vary materially from those described in the forward-looking statements as expected, anticipated, believed, estimated, intended, planned or otherwise. Forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

JAGUAR HEALTH, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2022	By	/s/ Carol Lizak
Carol Lizak
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).